UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated December 12, 2008.

Exhibit 99.1

GOLAR LNG INSIDER TRANSACTIONS

Golar LNG Board member Tor Olav Trøim has December 5, 2008 extended a forward contract in respect of 200,000 shares in Golar LNG. The new forward contract expires on June 4, 2009, at a price of NOK 87.98 per share. Mr. Trøim has, including options and forward contracts, a total exposure to 450,000 shares in Golar LNG after this trade.

December 5, 2008.

Golar LNG Limited
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited, Hamilton, Bermuda (Registrant)

Date: December 12, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer